August 13, 2014
VIA EDGAR

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:    Tumi Holdings, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-35495

Dear Ms. Jenkins:

Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated August 4, 2014 (the “Comment Letter”), relating to the Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2013, filed by Tumi Holdings, Inc. (the “Company”) with the Commission on February 28, 2014. The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate the Staff’s review, we have reproduced the text of the Staff's comments below.

Form 10-K for the Year Ended December 31, 2013

General

Comment 1:	Please revise the Current Fiscal Year End field in the Company Data section of EDGAR to correctly reflect your fiscal year end.

Response:    The Current Fiscal Year End field in the Company Data section of EDGAR was corrected on August 5, 2014, to reflect that the Company’s fiscal year end is December 31.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 35
Year ended December 31, 2013 compared with the year ended December 31, 2012, page 37

Operating income, page 38

Comment 2:
Your disclosures under Item 1 on page 3 and Note 15 on page F-28 indicate that operating income is a key financial measure that you use to allocate resources and evaluate segment performance. To enhance an investor’s understanding of your results of operations, please expand your discussion in future filings to describe the underlying drivers for the changes in operating income between reporting periods for each segment. If there are multiple drivers that are responsible for the changes, please discuss and quantify the effect for each driver that you have identified.

Please similarly disclose, with quantification, the business reasons for changes between periods in your non-allocated corporate expenses. Please provide your proposed revisions to the discussion of your results of operations for 2013 as compared to 2012 in your response.

Response:    The Company acknowledges the Staff's comment with respect to operating income and will expand its discussion in future filings. Set forth below is an example of the Company's proposed expanded discussion describing the underlying drivers for the changes in operating income between reporting periods for each segment (i.e., the original paragraph appeared directly under the operating income table on page 38 of the Form 10‑K):

“Operating income increased $14.7 million, or 20%, to $86.4 million in 2013 from $71.7 million in 2012. All operating segments improved as compared with the comparable prior year period. This improvement was a result of higher revenues and improved gross margin dollars, partially offset by higher operating expenses.
Operating income attributable to the Direct-to-Consumer North America segment increased $5.3 million, or 9%, to $62.5 million for the year ended December 31, 2013 from $57.2 million for the year ended December 31, 2012. This was primarily due to growth in e-commerce net sales by 20% and growth from stores opened during the prior year, partially offset by higher retail operations expenses related to new stores opened in 2013. Historically, company-owned store operating margins generally strengthen after their first year of operation.
Operating income attributable to the Direct-to-Consumer International segment increased $1.9 million, or 205%, to $2.9 million for the year ended December 31, 2013 from $1.0 million for the year ended December 31, 2012. This increase was primarily driven by the growth in our comparable stores, partially offset by higher retail operations expenses related to the new store opened in Western Europe during the year ended December 31, 2013. Sales in this segment grew 25% as compared with the prior year, with comparable store sales up 16%.
Operating income attributable to the Indirect-to-Consumer North America segment increased $3.2 million, or 9%, to $39.5 million for the year ended December 31, 2013 from $36.3 million for the year ended December 31, 2012, primarily due to continued sales growth of 9% in this segment, partially offset by approximately $0.3 million for the addition of key account executives.
Operating income attributable to the Indirect-to-Consumer International segment increased $10.6 million, or 35%, to $40.9 million for the year ended December 31, 2013 from $30.4 million for the year ended December 31, 2012. This increase was primarily due to an increase in gross margin dollars, partially offset by additional investments in marketing of approximately $0.7 million in the segment and additional investment in our human resource base of approximately $0.6 million.”
In addition, the Company acknowledges the Staff’s comment regarding disclosure, with quantification, of the business reasons for changes between periods in the Company’s non-allocated corporate expenses. Set forth below is an example of the Company’s proposed disclosure (i.e., the original paragraph appeared directly under the operating income table on page 38 of the Form 10‑K):
“Non-allocated corporate expenses represent expenses and income not attributable to a particular operating segment and include core corporate expenses, such as corporate marketing, design, general and administrative expenses, after sales service costs, shipping and warehousing, human resources related to corporate overhead, finance, legal and professional fees and other costs. Non-allocated corporate expenses increased $6.3 million, or 12%, to $59.5 million for the year ended December 31, 2013 from $53.2 million for the year ended December 31, 2012. The increase reflected the addition of several designers, creative talent and product management personnel to help support our existing product lines and to aid in the development of our expanded product line. These aforementioned investments resulted in approximately $1.4 million of additional cost for the year ended December 31, 2013. We increased marketing spending by approximately $2.5 million, as well as increased spending by approximately $0.5 million to expand our after sales service capabilities. We also increased our human resource base, which resulted in approximately $2.3 million of additional cost. In addition, during the year ended December 31, 2013, we incurred $0.5 million of offering costs associated with the secondary offering completed in April 2013 and a $1.5 million termination fee associated with a change in our website e-services provider in order to move to a more insourced model. During the year ended December 31, 2012, we incurred a $5.5 million one-time special bonus paid to the CEO in connection with the successful completion of the IPO and $0.6 million of offering costs associated with the secondary offering completed in November 2012 (see Note 1 of our audited consolidated financial statements for further information regarding our IPO and secondary offerings).”

Notes to Consolidated Financial Statements, page F-11
Note 1. Summary of Significant Accounting Policies, page F-11 Cooperative Advertising Costs, page F-16

Comment 3:	To the extent material, please expand your disclosure in future filings to provide the amounts of cooperative advertising costs that were recorded in cost of sales for all periods presented.

Response:     The Company respectfully advises the Staff that cooperative advertising costs are not recorded in cost of sales, but are recognized in marketing expenses. In future filings, the Company intends to modify its disclosure set forth in Note 1 of Notes to Financial Statements, third sentence of the paragraph titled “Cooperative Advertising Costs,” to only present the treatment of cooperative advertising costs and to add additional disclosure regarding cooperative advertising. The reference to “sales incentives related to ‘free product,’” will be removed from the third sentence, since the Company does not provide sales incentives in the form of free product. In addition, as set forth in Note 1-Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements under “Revenue Recognition,” we note that the Company follows the FASB’s guidance for “Customer Payments and Incentives” with respect to discounts and rebates. Set forth below is an example of the Company’s proposed disclosure with respect to Cooperative Advertising Costs:

“Cooperative Advertising Costs”

The Company accounts for certain advertising costs in accordance with the FASB’s guidance for “Customer Payments and Incentives,” Section ASC Topic 60-50. This standard provides guidance with respect to the statement of operations classification of and the accounting for recognition and measurement of consideration given by a vendor to a customer, which includes sales incentive offers labeled as discounts, coupons, rebates and free products or services as well as arrangements labeled as slotting fees, cooperative advertising and buy downs. As per the FASB’s guidance, the Company records cooperative advertising costs in marketing expenses, as it receives a “separately identifiable benefit in exchange for the consideration.” Additionally, the Company is able to establish the fair value of the cooperative advertising costs from information obtained from the retailer. Based on this information, the Company has determined that the amount of consideration paid does not exceed the fair value of the benefit received. The Company recognized cooperative advertising expense of approximately $3,234,000, $2,619,000 and $2,078,000 as a marketing expense in the accompanying Consolidated Statements of Operations for the years ended December 31, 2013, 2012 and 2011, respectively.

*****
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact the undersigned at (908) 222-7861.

Sincerely,

Tumi Holdings, Inc.

By:	/s/ Michael J. Mardy
Michael J. Mardy
Chief Financial Officer and Executive Vice President

cc:        Suying Li, Securities and Exchange Commission
Craig Arakawa, Securities and Exchange Commission
Jerome S. Griffith, Tumi Holdings, Inc.
Peter L. Gray, Tumi Holdings, Inc.